Exhibit 99.1

Check-Cap Announces Appointment of Mira Rosenzweig as Chief Financial Officer

ISFIYA, Israel, March 18, 2019 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (Nasdaq: CHEK) (Nasdaq: CHEKW), (Nasdaq: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only preparation-free capsule based screening method for the prevention of colorectal cancer through the detection of precancerous polyps, today announced the appointment of Ms. Mira Rosenzweig as chief financial officer effective as of April 28, 2019. Ms. Rosenzweig brings nearly 20 years of executive financial management experience, most recently serving as chief financial officer of Nasdaq-listed Entera Bio Ltd. (Nasdaq: ENTX) since May 2014.

Alex Ovadia, chief executive officer of Check-Cap, stated, “We are pleased to welcome Mira to Check-Cap. This is an exciting time for our team as we advance C-Scan® toward U.S clinical trials and prepare for commercialization in the E.U. and Israel. We believe Mira’s substantial experience in financial management within life sciences and commercial stage companies will prove invaluable as we continue to efficiently execute our business plan.”

“Check-Cap’s C-Scan® has the potential to fundamentally redefine colon cancer screening through precancerous polyp detection,” commented Ms. Rosenzweig. “I am excited to join the company at this pivotal stage, and I look forward to working with Alex and the team to contribute to the successful launching of this novel technology.”

Prior to Entera Bio, Ms. Rosenzweig served in various finance roles including vice president and chief financial officer of Camtek Ltd. (Nasdaq: CAMT) and director of finance at Elron Electronic Industries Ltd. (TASE: ELRN). Ms. Rosenzweig began her career as a senior accountant at Luboshitz Kasierer, which is now part of Ernst & Young. Ms. Rosenzweig holds a Bachelor of Arts in Accounting and Economics from the University of Haifa, Israel, and is a certified public accountant (Israel).

About Check-Cap

Check-Cap is advancing the development of C-Scan®, the first and only preparation-free ingestible scanning capsule for the prevention of colorectal cancer (CRC) through the detection of precancerous polyps. The patient-friendly test has the potential to increase screening adherence and reduce the overall incidence of CRC. The C-Scan® system utilizes an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan® is non-invasive and requires no preparation or sedation, allowing the patient to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2017 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Jeremy Feffer
LifeSci Advisors, LLC
212.915.2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts

Alison Chen
LifeSci Public Relations
+1-646-876-4932
 achen@lifescipublicrelations.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
 Meirav@lifesciadvisors.com